

Rahul Shah · 3rd

CTO at eZdia

Sunnyvale, California, United States · 500+ connections ·

Contact info


eZdia

Stanford University

Experience



CTO
eZdia
Aug 2013 – Present · 7 yrs 4 mos
San Francisco Bay Area

eZdia is disrupting the way eCommerce creates content today. eZdia's content creation platform, CrewMachine™ brings a unique way of creating the eCommerce product content using Artificial intelligence/Machine learning and crowdsourcing via a network of 35,000+ subject matter experts.

Some of the ecommerce giants like Walmart, Amazon, Staples etc. along with many mid size brands and retailers are using the platform from past couple of years.

Consulting Architect
Zimbra
Jul 2013 – Dec 2015 · 2 yrs 6 mos
San Francisco Bay Area

Zimbra is the worlds leading open source email client with more than 500 million mailboxes worldwide.

* Architect for the web client application.   **...see mor**



Staff Engineer
VMware

May 2012 – Jul 2013 · 1 yr 3 mos

San Francisco Bay Area

Worked on the Zimbra mail client that was later formed into a separate company.

Designed, Developed and maintained many of the web client features like S/MIME, Mail and Calendar functionality.



Principal Developer
Oracle America

Feb 2010 – May 2012 · 2 yrs 4 mos

San Francisco Bay Area



Individual Contributor
Sun Microsystems

May 2006 – Feb 2010 · 3 yrs 10 mos

San Francisco Bay Area

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Education



Stanford University
The Exceptional Leader: A Framework for Successful, Scalable, and Impactful Leadership

2018 – 2018



Indian Institute of Technology, Kharagpur
Master's Degree, Computer Science, 8.9

1999 – 2001

Activities and Societies: General Secretary for Social and Cultural activities for VS Hall

Received Best Outgoing student of Year award from VS Hall.



University of Mumbai
Engineer's Degree, Computer Engineering

1995 – 1999

Licenses & certifications



Sun Certified Programmer for the Java Platform, SE 5.0
Oracle
Issued Apr 2011 · No Expiration Date

Skills & endorsements

Java Enterprise Edition · 26

eZdia. Endorsed by **4 of Rahul's colleagues at eZdia Inc.**

XML · 18

eZdia. Endorsed by **3 of Rahul's colleagues at eZdia Inc.**

Distributed Systems · 12

eZdia. Endorsed by **4 of Rahul's colleagues at eZdia Inc.**

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